# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NAUTICUS ROBOTICS, INC., CIK 0001849820
CUSIP: 63911H306
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 17146 Feathercraft Lane, Suite 450, Webster, Texas (TX), 77598
Date of event which requires filing of this statement: 12/12/2025
Filed by CIK 0001804648
Persons authorized to receive notices and communications: Kenneth J. DiPoto, c/o Material Impact, 131 Dartmouth Street, Floor 3, Boston, Massachusetts (MA), 02116, 978-245-2248

## Reporting persons
- Material Impact Partners II, LLC (CIK 0002051773): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,030,848; sole dispositive power 0; shared dispositive power 11,030,848; aggregate amount beneficially owned 11,030,848 (44.6% of the class)
  Comment: Consists of (i) 7,760 shares of Common Stock held of record by MIF II (as defined in Item 2(a) of the Original Schedule 13D), (ii) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants (as defined in the Original Schedule 13D), (iii) 183,758 shares of Common Stock issuable upon conversion of the January 2024 Term Loans (as defined in the Original Schedule 13D) as of December 15, 2025, (iv) 1,298 shares of Common Stock issuable upon conversion of the September 2023 Term Loans (as defined in the Original Schedule 13D) as of December 15, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price (as defined in the Original Schedule 13D)), (v) 10,788,286 shares of Common Stock underlying the Series A Preferred Stock (as defined in the Original Schedule 13D) (assuming a conversion at the conversion price of $0.5942 (the "Conversion Price")), and (vi) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock. See Item 5(a) below for additional information regarding conversion of the September 2023 Term Loans and Series A Preferred Stock. Excludes 1,541 Earn-Out Shares (as defined in the Original Schedule 13D) to be released upon the occurrence of a Triggering Event (as defined in the Original Schedule 13D). MIP II (as defined in Item 3 of the Original Schedule 13D) is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 13,729,609 shares of Common Stock outstanding as of December 3, 2025 as provided by the Issuer, plus (i) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 183,758 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of December 15, 2025, (iii) 1,298 shares issuable upon the conversion of the September 2023 Term Loans as of December 15, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price), (iv) 10,788,286 shares of Common Stock underlying the Series A Preferred Stock (assuming a conversion at the Conversion Price), and (v) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock.
- Material Impact Fund II, L.P. (CIK 0001804648): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,030,848; sole dispositive power 0; shared dispositive power 11,030,848; aggregate amount beneficially owned 11,030,848 (44.6% of the class)
  Comment: Consists of (i) 7,760 shares of Common Stock held of record by MIF II, (ii) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants, (iii) 183,758 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of December 15, 2025, (iv) 1,298 shares of Common Stock issuable upon conversion of the September 2023 Term Loans as of December 15, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price), (v) 10,788,286 shares of Common Stock underlying the Series A Preferred Stock (assuming a conversion at the Conversion Price), and (vi) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock. See Item 5(a) below for additional information regarding conversion of the September 2023 Term Loans and Series A Preferred Stock. Excludes 1,541 Earn-Out Shares to be released upon the occurrence of a Triggering Event. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 13,729,609 shares of Common Stock outstanding as of December 3, 2025 as provided by the Issuer, plus (i) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 183,758 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of December 15, 2025, (iii) 1,298 shares issuable upon the conversion of the September 2023 Term Loans as of December 15, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price), (iv) 10,788,286 shares of Common Stock underlying the Series A Preferred Stock (assuming a conversion at the Conversion Price), and (v) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock.
- Adam Sharkawy (CIK 0001945167): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 3,048; shared voting power 11,030,848; sole dispositive power 3,048; shared dispositive power 11,030,848; aggregate amount beneficially owned 11,033,896 (44.6% of the class)
  Comment: Shares of Common Stock reported in Items 7 and 9 are held by Adam Sharkawy individually.
  
  Shares reported in Items 8 and 10 consist of (i) 7,760 shares of Common Stock held of record by MIF II, (ii) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants, (iii) 183,758 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of December 15, 2025, (iv) 1,298 shares of Common Stock issuable upon conversion of the September 2023 Term Loans as of December 15, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price), (v) 10,788,286 shares of Common Stock underlying the Series A Preferred Stock (assuming a conversion at the Conversion Price of $0.5942), and (vi) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock. See Item 5(a) below for additional information regarding conversion of the September 2023 Term Loans and Series A Preferred Stock. Excludes 1,541 Earn-Out Shares to be released upon the occurrence of a Triggering Event. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 13,729,609 shares of Common Stock outstanding as of December 3, 2025 as provided by the Issuer, plus (i) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 183,758 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of December 15, 2025, (iii) 1,298 shares issuable upon the conversion of the September 2023 Term Loans as of December 15, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price), (iv) 10,788,286 shares of Common Stock underlying the Series A Preferred Stock (assuming a conversion at the Conversion Price), and (v) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock.
- Carmichael Roberts (CIK 0001810913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,030,848; sole dispositive power 0; shared dispositive power 11,030,848; aggregate amount beneficially owned 11,030,848 (44.6% of the class)
  Comment: Consists of (i) 7,760 shares of Common Stock held of record by MIF II, (ii) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants, (iii) 183,758 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of December 15, 2025, (iv) 1,298 shares of Common Stock issuable upon conversion of the September 2023 Term Loans as of December 15, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price), (v) 10,788,286 shares of Common Stock underlying the Series A Preferred Stock (assuming a conversion at the Conversion Price of $0.5942), and (vi) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock. See Item 5(a) below for additional information regarding conversion of the September 2023 Term Loans and Series A Preferred Stock. Excludes 1,541 Earn-Out Shares to be released upon the occurrence of a Triggering Event. MIP II is the sole general partner of MIF II and may be deemed to have voting, investment and dispositive power with respect to these securities. Adam Sharkawy, a member of the Issuer's board of directors, and Carmichael Roberts are the managing members of MIP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Percentage based on 13,729,609 shares of Common Stock outstanding as of December 3, 2025 as provided by the Issuer, plus (i) 11,800 shares of Common Stock issuable upon exercise of the Private Warrants, (ii) 183,758 shares of Common Stock issuable upon conversion of the January 2024 Term Loans as of December 15, 2025, (iii) 1,298 shares issuable upon the conversion of the September 2023 Term Loans as of December 15, 2025 (assuming conversion at the September 2023 Term Loan Conversion Price), (iv) 10,788,286 shares of Common Stock underlying the Series A Preferred Stock (assuming a conversion at the Conversion Price), and (v) 37,946 shares of Common Stock underlying the dividends accrued for the Series A Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: NAUTICUS ROBOTICS, INC.
Address of issuer's principal executive offices: 17146 Feathercraft Lane, Suite 450, Webster, Texas (TX), 77598
Comment: Explanatory Note: This Amendment No. 5 (the Amendment) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on September 19, 2022, as amended by Amendment No. 1 filed with the Commission on February 8, 2023, by Amendment No. 2 filed with the Commission on February 25, 2025 and by Amendment No. 3 filed with the Commission on April 17, 2025 and by Amendment No. 4 filed with the Commission on October 28, 2025 (collectively, the Original Schedule 13D). This Amendment is being filed to reflect the Reporting Persons' holdings and percentage ownership following the adjustment of the Series A conversion price since the prior amendment. The Series A conversion price was reduced as a result of the Issuer issuing shares of Series C preferred convertible stock to certain institutional investors. Such events have resulted in a material change in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. The Reporting Persons have not purchased or sold any shares of Common Stock since the filing of Amendment No. 4. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2(a) of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: The information set forth in Item 2(b) of the Original Schedule 13D is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of the Original Schedule 13D is incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Original Schedule 13D is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Original Schedule 13D is incorporated herein by reference.
Citizenship: The information set forth in Item 2(f) of the Original Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 3 of the Original Schedule 13D is hereby amended by adding the following as the last paragraphs thereof.

On December 12, 2025, the Issuer notified the Reporting Persons of an adjustment to the Conversion Price (as defined in Item 5 below), which resulted in an increase in the aggregate ownership of the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Items 7-11 of the cover pages of this Statement and Item 2 above.

The Series A Preferred Stock is convertible into shares of Common Stock at the "Alternate Conversion Price" equal to the lesser of: (a) the Conversion Price, which is $0.5942; and (b) the greater of (i) the floor price, which is $2.214 and (ii) 98% of the lowest volume weighted average price of the Common Stock during the 10 consecutive trading days immediately prior to such conversion ("VWAP Price"). The number of shares of Common Stock underlying the Series A Preferred Stock held by the Reporting Person set forth on the cover pages of this Statement assumes that the Series A Preferred Stock is converted at the Conversion Price, which is the Applicable Conversion Price as of December 16, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of MIF II, the general partner and limited partners of MIF II may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by MIF II.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 of this Statement is incorporated herein by reference.

## Signatures
- Material Impact Partners II, LLC: /s/ Carmichael Roberts, Carmichael Roberts, Managing Member of Material Impact Partners II, LLC, its General Partner (12/16/2025)
- Material Impact Fund II, L.P.: /s/ Carmichael Roberts, Carmichael Roberts, Managing Member of Material Impact Partners II, LLC, its General Partner (12/16/2025)
- Adam Sharkawy: /s/ Adam Sharkawy, Adam Sharkawy (12/16/2025)
- Carmichael Roberts: /s/ Carmichael Roberts, Carmichael Roberts (12/16/2025)